Exhibit 97.1

INSPIRED ENTERTAINMENT, INC. (the “Company”)

CLAWBACK POLICY

(Effective as of August 8, 2023)

The Board of Directors of the Company (the “Board”) believes that it is in the best interests of the Company and its stockholders to maintain a culture that emphasizes compliance, integrity and accountability and that reinforces the Company’s performance-based compensation philosophy. The Board has therefore adopted this Policy which amplifies and consolidates existing clawback policies adopted by the Company and provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from noncompliance with financial reporting requirements under the federal securities laws.

If prior policies or agreements provide that a greater amount of compensation shall be subject to clawback, such other policy or agreement shall apply to the amount in excess of the amount subject to clawback under this Policy. As the Company is publicly listed in the US on the Nasdaq Stock Market, LLC (“Nasdaq”), this Policy shall be interpreted to comply with Nasdaq Listing Rule 5608 (the “Listing Rule”), as may be amended or supplemented and interpreted by Nasdaq. To the extent this Policy is in any manner deemed inconsistent with the Listing Rule, this Policy shall be treated as having been amended to be compliant with the Listing Rule.

1. Definitions. Unless the context otherwise requires, the following definitions apply for purposes of this Policy:

a.	Executive Officer. An executive officer is the Company’s Executive Chairman, chief executive officer, president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), chief legal officer or general counsel, any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a significant policy-making function, or any other person who performs similar policy- making functions for the Company. Executive officers of the Company’s parent(s) or subsidiaries are deemed executive officers of the Company if they perform such policy making functions for the Company. Identification of an executive officer for purposes of the Listing Rule would include at a minimum executive officers identified in the Listing Rule.

b.	Financial Reporting Measures. Financial reporting measures are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures (including but not limited to EBITDA, stock price and total shareholder return). A financial reporting measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission (“SEC”).

c.	Incentive-Based Compensation. Incentive-based compensation is any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure.

d.	Received. Incentive-based compensation is deemed received in the Company’s fiscal period during which the financial reporting measure specified in the incentive-based compensation award is attained, even if the payment or grant of the incentive-based compensation occurs after the end of that period.

2. Application of this Policy. This Policy shall apply only in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of Company with any financial reporting requirement under the United States securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

3. Recovery Period. The Incentive-Based Compensation subject to clawback is the Incentive-Based Compensation Received during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described herein, provided that the person served as an Executive Officer at any time during the performance period applicable to the Incentive-Based Compensation in question. The date that the Company is required to prepare an accounting restatement shall be determined pursuant to the Listing Rule.

(a)	Notwithstanding the foregoing, this Policy shall only apply if the Incentive-Based Compensation is Received while the Company has a class of securities listed on Nasdaq.

(b)	The provisions of the Listing Rule shall apply with respect to Incentive-Based Compensation Received during a transition period arising due to a change in the Company’s fiscal year.

4. Erroneously Awarded Compensation. The amount of Incentive-Based Compensation subject to this Policy (“Erroneously Awarded Compensation”) is the amount of Incentive-Based Compensation Received that exceeds the amount of Incentive Based-Compensation that otherwise would have been Received had it been determined based on the restated amounts and shall be computed without regard to any taxes paid. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement: (1) the amount shall be based on a reasonable estimate by the Company’s Chief Financial Officer of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received, which estimate shall be subject to the review and approval of the Compensation Committee of the Board (“Committee”); and (2) the Company must maintain reasonable documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq if requested. Notwithstanding the foregoing, if the clawback would affect compensation paid to the Company’s Chief Financial Officer, the determination shall be made by the Committee.

5. The Company shall recover reasonably promptly any Erroneously Awarded Compensation except to the extent that the conditions of paragraphs (a), (b), or (c) below apply. The Committee shall determine the repayment schedule for each amount of Erroneously Awarded Compensation in a manner that complies with this “reasonably promptly” requirement. Such determination shall be consistent with any applicable legal guidance, by the SEC, Nasdaq, judicial opinion, or otherwise. The determination of “reasonably promptly” may vary from case to case and the Committee is authorized to adopt additional rules to further describe what repayment schedules satisfy this requirement.

(a) Erroneously Awarded Compensation need not be recovered if the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered and the Committee has made a determination that recovery would be impracticable. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt or attempts to recover, and provide appropriate documentation to Nasdaq, if requested.

(b) Erroneously Awarded Compensation need not be recovered if recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on a violation of home country law, the Company shall obtain an opinion of home country counsel, in form and substance that would be reasonably acceptable to Nasdaq, that recovery would result in such a violation and shall provide such opinion to Nasdaq, if requested.

(c) Erroneously Awarded Compensation need not be recovered if recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and the regulations thereunder (as such provision may be amended, modified or supplemented).

6. Committee Decisions. The Board delegates all decisions to be made under this Policy to the Committee which decisions shall be final, conclusive and binding on all Executive Officers subject to this Policy, unless determined to be an abuse of discretion.

7. No Indemnification. Notwithstanding anything to the contrary in any other policy of the Company or any agreement between the Company and an Executive Officer, no Executive Officer shall be indemnified by the Company against the loss arising from the clawback of any Erroneously Awarded Compensation.

8. Agreement to Policy by Executive Officers. The Company shall take reasonable steps to inform Executive Officers of this Policy and obtain their express agreement to this Policy, which steps may constitute the inclusion of this Policy as an attachment to any award that is accepted by an Executive Officer. This Policy shall be deemed to apply to each employment or grant agreement between the Company or any of its subsidiaries and any Executive Officer subject to this Policy.